Exhibit 107

Calculation of Filing Fee Tables

Schedule 13E-3

(Form Type)

Pardes Biosciences, Inc.

(Exact Name of Registrant and Name of Person Filing Statement)

Table 1 - Transaction Value

	Transaction valuation	Fee Rate	Amount of Fee Filing

Fees to Be Paid	$136,088,312.78(1)	0.0001102	$14,996.93(2)

Fees Previously Paid	$—		$—

Total Transaction Valuation	$136,088,312.78

Total Fees Due for Filing			$14,996.93

Total Fees Previously Paid			$—

Total Fee Offsets			$14,996.93(3)

Net Fee Due			$0.00

Table 2 - Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims		SC TO-T	005-93142	July 28, 2023		$14,996.93(3)

Fee Offset Sources	(3)	SC TO-T	005-93142		July 28, 2023		$14,996.93(3)

(1)

Estimated solely for the purpose of calculating the filing fee. The transaction value was calculated by adding (i) the product of (a) $2.19, which is the sum of (1) $2.02, the base price per share of common stock of Pardes Biosciences, Inc. (each, a “Share”), and (2) $0.17, the maximum additional amount of cash price per Share, and (b) the sum of 62,008,506 Shares issued and outstanding (including restricted Shares) and (ii) the product of (a) the difference between (1) $2.19 and (2) an exercise price of $2.05 (the weighted-average exercise price of the outstanding options) and (b) stock options representing the right to purchase an aggregate of 2,069,176 Shares. The calculation of the transaction value is based on information as of July 24, 2023.

(2)	The amount of the filing fee was calculated by multiplying the transaction valuation by 0.0001102.
(3)	FS Development Holdings II, LLC previously paid $14,996.93 upon the filing of its Schedule TO-T on July 28, 2023 in connection with the transaction reported hereby.